April 18, 2016

VIA HAND DELIVERY AND EDGAR SUBMISSION

Donald Field
Theresa Messinese, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Hertz Rental Car Holding Company, Inc.
Amendment No. 1 to Form 10-12B
Filed February 4, 2016
File No. 001-37665

Dear Mr. Field:

This letter sets forth the responses of Hertz Rental Car Holding Company, Inc. (the “Company”) to the comments contained in your letter, dated February 19, 2016, relating to (i) the Company’s Registration Statement on Form 10-12B, filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2015, as amended by Amendment No. 1 to Form 10-12B, filed with the Commission on February 4, 2016 (the Form 10-12B, as amended or supplemented, the “Registration Statement”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (ii) the information statement (as amended or supplemented, the “Information Statement”) of Herc Holdings Inc. (“HERC Holdings”) attached thereto as Exhibit 99.1. The comments of the Staff of the Commission (the “Staff”) are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each such comment.
The Company has also today transmitted for filing under the Exchange Act pre-effective Amendment No. 2 to the Registration Statement (the “Amendment”), which amends certain information contained in the Registration Statement and Information Statement. Where, through the Amendment, the Company has revised the Information Statement in response to the Staff’s comments, we have noted the applicable page number in our response.
Form 10
Exhibit 99.1

1.
We note your response to our prior comments 4 and 5 and that these agreements will be filed on a Form 8-K prior to effectiveness of the Registration Statement. Please confirm that these, and all HERC Holdings, Inc. material agreements, will be filed on the same 8-K that will contain the Information Statement or advise.

Response: The Company respectfully advises the Staff that Hertz Global Holdings, Inc., as the legal spinnor in the transaction, will file a Current Report on Form 8-K prior to the effectiveness of the Registration Statement, which Registration Statement will contain all of the HERC Holdings material agreements and the Information Statement.

Mr. Donald Field
April 18, 2016

2.	In this regard, please include a statement in the Information Statement to tell investors where they may locate material HERC Holdings, Inc. agreements or advise.

Response: The Company acknowledges the Staff’s comment and has included the following on the cover page of the Information Statement:

“Additional information with respect to these securities has been filed with the Securities and Exchange Commission by Hertz Holdings.”

The Company has also included the following on page iii of the Information Statement under the caption “Where You Can Find Additional Information”:

“. . . . Additional information, certain organizational documents and material agreements with respect to HERC Holdings have been filed with the U.S. Securities and Exchange Commission on a Form 8-K dated [ ], 2016 by Hertz Holdings, which will be renamed Herc Holdings Inc. in connection with the Spin-Off, under the Exchange Act. For further information with respect to New Hertz and HERC Holdings, please refer to the registration statement and the Form 8-K, including their exhibits and schedules.”

The Form 8-K will be filed under Commission file no. 1-33139.

* * *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Donald Field
April 18, 2016

We thank the Staff for its courtesies. If you have any questions regarding this letter, please do not hesitate to call me at (239) 301-7000.
Sincerely,

/s/ Thomas C. Kennedy
Thomas C. Kennedy
Senior Executive Vice President and Chief Financial Officer
Hertz Rental Car Holding Company, Inc.

cc:    Lyn Shenk, Accounting Branch Chief
Susan Block, Attorney-Advisor, Office of Transportation and Leisure
Securities and Exchange Commission

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